Exhibit 21.1

Subsidiaries of the Registrant

as of March 31, 2025

Company	State or Other Jurisdiction of Organization
E Marketing Solutions Inc.	California
Global Products Marketing Inc.	Nevada
Anivia Limited	British Virgin Islands
Fly Elephant Limited	Hong Kong
Dayourenzai (Shenzhen) Technology Co., Ltd.	People’s Republic of China
Daheshou (Shenzhen) Information Technology Co., Ltd.	People’s Republic of China